The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated October 7, 2021

Pricing supplement
To prospectus dated April 8, 2020,
prospectus supplement dated April 8, 2020
product supplement no. 4-II dated November 4, 2020 and
underlying supplement no. 1-II dated November 4, 2020	Registration Statement Nos. 333-236659 and 333-236659-01 Dated October , 2021 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments

$

Review Notes Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI Emerging Markets ETF due October 10, 2024
Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are designed for investors who seek potential early exit at or prior to maturity at a premium if, (1) with respect to any Review Date (other than the final Review Date), the closing value of each of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI Emerging Markets ETF, which we refer to as the Underlyings, on that Review Date is at or above its Strike Value or, (2) with respect to the final Review Date, the Final Value of each Underlying is at or above 75.00% of its Strike Value. If the notes are not automatically called and the Final Value of the Least Performing Underlying is less than its Strike Value by more than 25.00%, investors will lose more than 25.00% of their principal amount at maturity and may lose all of their principal amount at maturity.
•	Investors in the notes should be willing to accept this risk of loss and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are automatically called.
•	The earliest date on which an automatic call may be initiated is October 19, 2022†.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	The notes are not linked to a basket composed of the Underlyings. The payment upon automatic call or at maturity is linked to the performance of each of the Underlyings individually, as described below.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Underlyings:	The S&P 500® Index (Bloomberg ticker: SPX) and the Russell 2000® Index (Bloomberg ticker: RTY) ) (each, an “Index” and collectively, the “Indices”) and the iShares® MSCI Emerging Markets ETF (Bloomberg ticker: EEM) (the “Fund”) (each of the Indices and the Fund, an “Underlying” and, collectively, the “Underlyings”)
Automatic Call:	If (1) with respect to any Review Date (other than the final Review Date), the closing value of each Underlying on that Review Date is greater than or equal to its Call Value or, (2) with respect to the final Review Date, the Final Value of each Underlying is greater than or equal to its Call Value, the notes will be automatically called for a cash payment per note that will be payable on the applicable Call Settlement Date and that will vary depending on the applicable Review Date and call premium.
Call Value:	For each Underlying, with respect to the first and second Review Dates, 100% of the Strike Value of that Underlying and with respect to the final Review Date, 75.00% of the Strike Value of that Underlying
Payment if Called:

For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium amount, calculated as follows:

• at least 11.50%* × $1,000 if automatically called on the first Review Date;

• at least 23.00%* × $1,000 if automatically called on the second Review Date; and

• at least 34.50%* × $1,000 if automatically called on the final Review Date.

*The actual call premiums applicable on each Review Date will be provided in the pricing supplement, and will not be less than 11.50%, 23.00% and 34.50%, respectively.

Payment at Maturity:

If the notes are automatically called on the final Review Date, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × call premium on the final Review Date)

If the notes are not automatically called because the Final Value of the Least Performing Underlying is less than its Strike Value by more than 25.00%, at maturity you will lose 1.00% of the principal amount of your notes for every 1.00% that the Final Value of the Least Performing Underlying is less than its Strike Value.  Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Least Performing Underlying Return)

If the notes are not automatically called because the Final Value of the Least Performing Underlying is less than its Strike Value by more than 25.00%, you will lose more than 25.00% of your principal amount at maturity and may lose all of your principal amount at maturity.

Contingent Buffer Amount:	25.00%
Strike Date:	October 6, 2021
Pricing Date:	On or about October 7, 2021
Original Issue Date:	On or about October 13, 2021 (Settlement Date)
Review Dates†:	October 19, 2022, October 6, 2023 and October 7, 2024 (final Review Date)
Ending Averaging Dates†:	October 1, 2024, October 2, 2024, October 3, 2024, October 4, 2024 and the final Review Date
Call Settlement Dates†:	October 24, 2022, October 12, 2023 and the Maturity Date
Maturity Date†:	October 10, 2024
CUSIP:	48132WY78
Other Key Terms:	See “Additional Key Terms” in this pricing supplement
†	Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to Multiple Underlyings” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-12 of the accompanying product supplement, “Risk Factors” beginning on page US-3 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $5.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $962.40 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $940.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-II dated November 4, 2020: https://www.sec.gov/Archives/edgar/data/19617/000095010320021467/crt_dp139322-424b2.pdf
•	Underlying supplement no. 1-II dated November 4, 2020: https://www.sec.gov/Archives/edgar/data/19617/000095010320021471/crt_dp139381-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020: https://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

Underlying Return:	(Final Value – Strike Value) Strike Value
Strike Value:	With respect to each Underlying, an intraday value of that Underlying on the Strike Date, which is 4,352.10 for the S&P 500® Index, 2,212.048 for the Russell 2000® Index and $49.62 for the iShares® MSCI Emerging Markets ETF.

The Strike Values are not determined by reference to the closing values of the Underlyings on the Strike Date or the Pricing Date. Although the calculation agent has made all determinations and has taken all actions in relation to the establishment of the Strike Values in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Values, that might affect the value of your notes.
Final Value:	With respect to each Underlying, the arithmetic average of the closing value of that Underlying on the Ending Averaging Dates
Share Adjustment Factor:	The Share Adjustment Factor is referenced in determining the closing price of one share of the Fund and is set initially at 1.0 on the Strike Date. The Share Adjustment Factor is subject to adjustment upon the occurrence of certain events affecting the Fund. See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement for further information.
Least Performing Underlying:	The Underlying with the Least Performing Underlying Return
Least Performing Underlying Return:	The lowest of the Underlying Returns of the Underlyings

JPMorgan Structured Investments —	PS- 1
Review Notes Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI Emerging Markets ETF

What Is the Total Return on the Notes upon an Automatic Call or at Maturity, Assuming a Range of Performances for the Least Performing Underlying?

The following table and examples illustrate the hypothetical simple total return (i.e., not compounded) on the notes that could be realized with respect to the applicable Review Date for a range of movements in the Underlyings as shown under the columns “Appreciation/Depreciation of Least Performing Underlying at Review Date” and “Least Performing Underlying Return.”  The table and examples below assume that the Least Performing Underlying is the Russell 2000® Index and that the closing values of the S&P 500® Index and the iShares® MSCI Emerging Markets ETF on each Review Date is greater than its respective Call Value.  We make no representation or warranty as to which of the Underlyings will be the Least Performing Underlying for purposes of calculating your return on the notes on any Review Date.  The following table assumes a hypothetical Strike Value of 2,000, a hypothetical Call Value of 2,000 on the first and second Review Dates (equal to 100% of the hypothetical Strike Value) and a Call Value of 1,500.00 on the final Review Date (equal to 75.00% of the hypothetical Strike Value), and reflects the Contingent Buffer Amount of 25.00%.  The table and examples also assume that the call premiums used to calculate the call premium amount applicable to the Review Dates are 11.50%, 23.00% and 34.50%, respectively, regardless of any appreciation of the Least Performing Underlying, which may be significant.  The actual call premiums will be provided in the pricing supplement and will not be less than 11.50%, 23.00% and 34.50%, respectively.  There will be only one payment on the notes whether called or at maturity.  An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made on the applicable Call Settlement Date.  Each hypothetical return or payment on the notes set forth below is for illustrative purposes only and may not be the actual total return or payment on the notes applicable to a purchaser of the notes.  For an automatic call to be triggered, the closing value of each Underlying must be greater than or equal to its Call Value on the applicable Review Date.  The numbers appearing in the following table have been rounded for ease of analysis.

Review Dates Prior to the Final Review Date				Final Review Date
Closing value of the Least Performing Underlying at Review Date	Appreciation/ Depreciation of Least Performing Underlying at Review Date	Total Return at First Call Settlement Date	Total Return at Second Call Settlement Date	Final Value (1)	Least Performing Underlying Return	Total Return at Maturity
3,600.00	80.00%	11.50%	23.00%	3,600.00	80.00%	34.50%
3,400.00	70.00%	11.50%	23.00%	3,400.00	70.00%	34.50%
3,200.00	60.00%	11.50%	23.00%	3,200.00	60.00%	34.50%
3,000.00	50.00%	11.50%	23.00%	3,000.00	50.00%	34.50%
2,800.00	40.00%	11.50%	23.00%	2,800.00	40.00%	34.50%
2,600.00	30.00%	11.50%	23.00%	2,600.00	30.00%	34.50%
2,400.00	20.00%	11.50%	23.00%	2,400.00	20.00%	34.50%
2,200.00	10.00%	11.50%	23.00%	2,200.00	10.00%	34.50%
2,000.00	0.00%	11.50%	23.00%	2,000.00	0.00%	34.50%
1,900.00	-5.00%	N/A	N/A	1,900.00	-5.00%	34.50%
1,800.00	-10.00%	N/A	N/A	1,800.00	-10.00%	34.50%
1,600.00	-20.00%	N/A	N/A	1,600.00	-20.00%	34.50%
1,500.00	-25.00%	N/A	N/A	1,500.00	-25.00%	34.50%
1,499.80	-25.01%	N/A	N/A	1,499.80	-25.01%	-25.01%
1,400.00	-30.00%	N/A	N/A	1,400.00	-30.00%	-30.00%
1,200.00	-40.00%	N/A	N/A	1,200.00	-40.00%	-40.00%
1,000.00	-50.00%	N/A	N/A	1,000.00	-50.00%	-50.00%
800.00	-60.00%	N/A	N/A	800.00	-60.00%	-60.00%
600.00	-70.00%	N/A	N/A	600.00	-70.00%	-70.00%
400.00	-80.00%	N/A	N/A	400.00	-80.00%	-80.00%
200.00	-90.00%	N/A	N/A	200.00	-90.00%	-90.00%
0.00	-100.00%	N/A	N/A	0.00	-100.00%	-100.00%
(1)	The Final Value of the Least Performing Underlying is equal to the arithmetic average of the closing values of the Least Performing Underlying on the Ending Averaging Dates.

JPMorgan Structured Investments —	PS- 2
Review Notes Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI Emerging Markets ETF

Hypothetical Examples of Amount Payable upon an Automatic Call or at Maturity

The following examples illustrate how the payment upon an automatic call or at maturity in different hypothetical scenarios is calculated.

Example 1: The value of the Least Performing Underlying increases from its Strike Value of 2,000.00 to a closing value of 2,200.00 on the first Review Date. Because the closing value of the Least Performing Underlying on the first Review Date of 2,200.00 is greater than its Call Value of 2,000.00, the notes are automatically called, and the investor receives a single payment of $1,115.00 per $1,000 principal amount note on the first Call Settlement Date. No further payments will be made on the notes.

Example 2: The value of the Least Performing Underlying decreases from its Strike Value of 2,000.00 on the first Review Date, and increases to a closing value of 2,200.00 on the second Review Date. Because the closing value of the Least Performing Underlying on the first Review Date is less than its Call Value of 2,000.00, the notes are not automatically called on this Review Date. However, because the closing value of the Least Performing Underlying of 2,200.00 is greater than its Strike Value of 2,000.00 on the second Review Date, the notes are automatically called on the second Review Date, and the investor receives a single payment of $1,230.00 per $1,000 principal amount note on the second Call Settlement Date. No further payments will be made on the notes.

Example 3: The value of the Least Performing Underlying decreases from its Strike Value of 2,000.00 on the first and second Review Dates, and decreases to a Final Value of 1,500.00. Because (a) the closing value of the Least Performing Underlying on the first two Review Dates is less than its Call Value of 2,000.00 and (b) the Final Value of 1,500.00 is less than its Strike Value by up to the Contingent Buffer Amount of 25.00%, an amount equal to its Call Value on the final Review Date, the notes are automatically called on the final Review Date, and the investor receives a single payment at maturity of $1,345.00 per $1,000 principal amount note.

Example 4: The value of the Least Performing Underlying decreases from its Strike Value of 2,000.00 on the first and second Review Dates, and decreases to a Final Value of 800.00. Because (a) the closing value of the Least Performing Underlying on the first four Review Dates is less than its Call Value of 2,000.00, (b) the Final Value of the Least Performing Underlying of 800.00 is less than its Strike Value by more than the Contingent Buffer Amount of 25.00%, the notes are not automatically called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -60.00%) = $400.00

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 3
Review Notes Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI Emerging Markets ETF

Selected Purchase Considerations

•	APPRECIATION POTENTIAL — If, (1) with respect to any Review Date (other than the final Review Date), the closing value of each Underlying on that Review Date is greater than or equal to its Call Value or, (2) with respect to the final Review Date, the Final Value of each Underlying is greater than or equal to its Call Value, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) at least 11.50%* × $1,000 if automatically called on the first Review Date; (ii) at least 23.00%* × $1,000 if automatically called on the second Review Date; and (iii) at least 34.50%* × $1,000 if automatically called on the final Review Date. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.

* The actual call premiums applicable on each Review Date will be provided in the pricing supplement and will not be less than 11.50%, 23.00% and 34.50%, respectively.

•	Potential Early Exit With Appreciation As a Result of Automatic Call Feature — While the original term of the notes is approximately three years, the notes will be automatically called before maturity if, (1) with respect to any Review Date (other than the final Review Date), the closing value of each Underlying on that Review Date is at or above its Call Value or, (2) with respect to the final Review Date, the Final Value of each Underlying is at or above its Call Value, and you will be entitled to the applicable payment corresponding to the relevant Review Date as set forth on the cover of this pricing supplement. Even in cases where the notes are called before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.
•	LIMITED PROTECTION AGAINST LOSS — If the notes are not automatically called and the Final Value of the Least Performing Underlying is less than its Strike Value by more than 25.00%, for every 1.00% that the Final Value of the Least Performing Underlying is less than its Strike Value, you will lose an amount equal to 1.00% of the principal amount of your notes. Under these circumstances, you will lose more than 25.00% of your principal amount at maturity and may lose all of your principal amount at maturity.
•	RETURN DEPENDENT ON THE LEAST PERFORMING OF THE UNDERLYINGS — The return on the notes is linked to the Least Performing Underlying, which will be any of the S&P 500® Index, the Russell 2000® Index or the iShares® MSCI Emerging Markets ETF.

The S&P 500® Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For additional information about the S&P 500® Index, see “Equity Index Descriptions — The S&P U.S. Indices” in the accompanying underlying supplement.

The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000E™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information about the Russell 2000® Index, see “Equity Index Descriptions — The Russell Indices” in the accompanying underlying supplement.

The Fund is an exchange-traded fund of iShares®, Inc., a registered investment company, that seeks to track the investment results, before fees and expenses, of an index composed of large- and mid-capitalization emerging market equities, which we refer to as the Underlying Index with respect to the Fund. The Underlying Index with respect to the Fund is currently the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is a free float-adjusted market capitalization index that is designed to measure equity market performance of global emerging markets. For additional information about the Fund, see “Fund Descriptions — The iShares® ETFs” in the accompanying underlying supplement.

•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-II. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Latham & Watkins LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, subject to the possible application of the “constructive ownership” rules, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. The notes could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Code, in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over your holding period for the notes. Our special tax counsel has

JPMorgan Structured Investments —	PS- 4
Review Notes Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI Emerging Markets ETF

not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

The IRS or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on your notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations (such an index, a “Qualified Index”). Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2023 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes. Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to payments of gross proceeds of a taxable disposition, including redemption at maturity, of a note, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as interest). You should consult your tax adviser regarding the potential application of FATCA to the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the individual Underlyings. These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes are not automatically called, the return on the notes at maturity is linked to the performance of the Least Performing Underlying and will depend on whether, and the extent to which, the Underlying Return of the Least Performing Underlying is positive or negative. If the Final Value of the Least Performing Underlying is less than its Strike Value by more than the Contingent Buffer Amount of 25.00%, the benefit provided by the Contingent Buffer Amount will terminate and you will be exposed to a loss. In this case, for every 1.00% that the Final Value of the Least Performing Underlying is less than its Strike Value, you will lose an amount equal to 1.00% of the principal amount of your notes. Under these circumstances, you will lose more than 25.00% of your principal amount at maturity and may lose all of your principal amount at maturity.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

JPMorgan Structured Investments —	PS- 5
Review Notes Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI Emerging Markets ETF

•	REINVESTMENT RISK — If your notes are automatically called early, the term of the notes may be reduced to as short as approximately one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.
•	THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER AMOUNT MAY TERMINATE ON THE FINAL ENDING AVERAGING DATE — If the Final Value of the Least Performing Underlying is less than its Strike Value by more than the Contingent Buffer Amount, the benefit provided by the Contingent Buffer Amount will terminate and you will be fully exposed to any depreciation of the Least Performing Underlying from its Strike Value to its Final Value.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	NO DIVIDENDS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Fund or the securities included in the or held by the Underlyings would have.
•	LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable to the Review Dates, as set forth on the cover of this pricing supplement, regardless of any appreciation of any or all Underlyings, which may be significant. Because the closing value of any or all Underlyings at various times during the term of the notes could be higher than on the Review Dates, you may receive a lower payment if automatically called or at maturity, as the case may be, than you would have if you had invested directly in any or all Underlyings.
•	YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE PRICE OF EACH UNDERLYING — Your return on the notes and your payment upon automatic call or at maturity, if any, is not linked to a basket consisting of the Underlyings. If the notes are not automatically called, your payment at maturity is contingent upon the performance of each individual Underlying such that you will be equally exposed to the risks related to each of the Underlyings. The performance of the Underlyings may not be correlated. Poor performance by any of the Underlyings over the term of the notes could result in the notes not being automatically called on any Review Date, may negatively affect your payment at maturity and will not be offset or mitigated by positive performance by the other Underlying. Accordingly, your investment is subject to the risk of decline in the closing value of each Underlying.
•	YOUR PAYMENT AT MATURITY WILL BE DETERMINED BY THE LEAST PERFORMING UNDERLYING — Because the payment at maturity will be determined based on the performance of the Least Performing Underlying, you will not benefit from the performance of the other Underlying. Accordingly, if the notes are not automatically called (which means that the Final Value of the Least Performing Underlying is less than its Strike Value by more than 25.00%), you will lose more than 25.00% of your principal amount at maturity and may lose all of your principal amount at maturity. This will be true even if the Final Value of the other Underlying is greater than or equal to its Strike Value.
•	VOLATILITY RISK — Greater expected volatility with respect to an Underlying indicates a greater likelihood as of the Strike Date and the Pricing Date that the Final Value of that Underlying could be less than its Strike Value by more than the Contingent Buffer Amount. An Underlying’s volatility, however, can change significantly over the term of the notes. The closing value of an Underlying could fall sharply during the term of the notes, which could result in your losing some or all of your principal amount at maturity.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, each of the estimated value of the notes and the call premium for each Review Date will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the call premium for each Review Date.

JPMorgan Structured Investments —	PS- 6
Review Notes Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI Emerging Markets ETF

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

We and/or our affiliates may also currently or from time to time engage in business with the Underlying issuers, including extending loans to, or making equity investments in, the Underlying issuers or providing advisory services to the Underlying issuers. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Underlyings, and these reports may or may not recommend that investors buy or hold the Underlyings. As a prospective purchaser of the notes, you should undertake an independent investigation of the Underlying issuers that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

JPMorgan Structured Investments —	PS- 7
Review Notes Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI Emerging Markets ETF

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the value of each Underlying.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

Risks Relating to the Underlyings

•	WE ARE ONE OF THE COMPANIES THAT MAKE UP THE S&P 500® INDEX — JPMorgan Chase & Co. is currently one of the companies that make up the S&P 500® Index, but JPMorgan Chase & Co. will have no obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index.
•	AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS WITH RESPECT TO THE RUSSELL 2000® INDEX — Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.
•	THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
•	NON-U.S. SECURITIES RISK WITH RESPECT TO THE SECURITIES OF THE FUND — The equity securities held by the Fund have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available.
•	THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the shares of the Fund are listed for trading on a securities exchange and a number of similar products have been traded on securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market. The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund, and consequently, the value of the notes.
•	THE PERFORMANCE AND MARKET VALUE OF THE FUND, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF THE FUND’S UNDERLYING INDEX AS WELL AS THE NET ASSET VALUE PER SHARE — The Fund does not fully replicate its Underlying Index and may hold securities different from those included in its Underlying Index. In addition, the performance of the Fund will reflect additional transaction costs and fees that are not included in the calculation of its Underlying Index. All of these factors may lead to a lack of correlation between the performance of the Fund and its Underlying Index. In addition, corporate actions with respect to the equity securities underlying the Fund (such as mergers and spin-offs) may impact the variance between the performances of the Fund and its Underlying Index. Finally, because the shares of the Fund are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.

JPMorgan Structured Investments —	PS- 8
Review Notes Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI Emerging Markets ETF

During periods of market volatility, securities underlying the Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund. As a result, under these circumstances, the market value of shares of the Fund may vary substantially from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Fund, which could materially and adversely affect the value of the notes in the secondary market and/or reduce any payment on the notes.

•	EMERGING MARKETS RISK WITH RESPECT TO THE FUND — The equity securities held by the Fund have been issued by non-U.S. companies located in emerging markets countries. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.
•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK WITH RESPECT TO THE FUND — Because the prices of the equity securities held by the Fund are converted into U.S. dollars for purposes of calculating the net asset value of the Fund, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Fund trade. Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of the equity securities held by the Fund denominated in those currencies. If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the price of the Fund will be adversely affected and any payment on the notes may be reduced. Of particular importance to potential currency exchange risk are:
•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in the countries issuing those currencies and the United States and between each country and its major trading partners;
•	political, civil or military unrest in the countries issuing those currencies and the United States; and
•	the extent of government surpluses or deficits in the countries issuing those currencies and the United States.
•	All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of countries issuing those currencies and the United States and other countries important to international trade and finance.

JPMorgan Structured Investments —	PS- 9
Review Notes Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI Emerging Markets ETF

Historical Information

The following graphs show the historical weekly performance of the S&P 500® Index, the Russell 2000® Index and the Fund from January 8, 2016 through October 1, 2021. The closing value of the S&P 500® Index on October 6, 2021 was 4,363.55. The closing value of the Russell 2000® Index on October 6, 2021 was 2,214.958. The closing value of the Fund on October 6, 2021 was $49.66.

We obtained the closing values of the Underlyings above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The closing value of each Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing value of any Underlying on the Strike Date, Pricing Date, any Review Date or Ending Averaging Date. There can be no assurance that the performance of the Underlyings will result in the return of any of your principal amount.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for

JPMorgan Structured Investments —	PS- 10
Review Notes Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI Emerging Markets ETF

the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes upon an Automatic Call or at Maturity, Assuming a Range of Performances for the Least Performing Underlying?” and “Hypothetical Examples of Amount Payable upon an Automatic Call or at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Dependent on the Least Performing of the Underlyings” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

JPMorgan Structured Investments —	PS- 11
Review Notes Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI Emerging Markets ETF